PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 11

COMPUTATION OF PER SHARE EARNINGS
(in millions except per share data)

	For the years ended
	December 31,
	2003	2002	2001
Net income (loss) before extraordinary item and cumulative effect of accounting change	$18.1	(315.2)	(329.5)
Extraordinary gain	68.3	—	—
Cumulative effect of accounting change (1)	8.4	(22.9)	(2.0)

Net income (loss)	$94.8	(338.1)	(331.5)
Preferred stock dividends	(13.5)	(9.1)	—

Net income (loss) applicable to common shares	$81.3	(347.2)	(331.5)

Basic:
Average number of common shares outstanding	88.8	84.1	78.5
Diluted:
Average number of common shares outstanding	88.8	84.1	78.5
Common stock equivalents — stock options	0.4	—	—
Common stock equivalents — restricted stock	0.2	0.3	0.2
Conversion of mandatory convertible preferred stock	4.7	2.8	—

Diluted average number of common shares outstanding (2)	94.1	87.2	78.7
Basic earnings (loss) per share:
Loss before extraordinary gain and cumulative effect of accounting change	$0.06	(3.86)	(4.19)
Extraordinary gain	0.77	—	—
Cumulative effect of accounting change (1)	0.09	(0.27)	(0.03)

Basic earnings (loss) per share	$0.92	(4.13)	(4.22)

Diluted earnings (loss) per share:
Net income (loss) before extraordinary loss and cumulative effect of accounting change	$0.06	(3.86)	(4.19)
Extraordinary loss on early extinguishment of debt	0.76	—	—
Cumulative effect of accounting change (1)	0.09	(0.27)	(0.03)

Diluted earnings (loss) per share (2)	$0.91	(4.13)	(4.22)

(1)
The year ended December 31, 2003, included adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations;” the year ended December 31, 2002, included adoption of SFAS No. 142, “Goodwill and Other Intangible Assets;” and the year ended December 31, 2001, included adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (as amended by SFAS No. 137) and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.”

(2)
The incremental shares associated with the assumed conversion of the mandatory convertible preferred shares to common shares were excluded from the December 31, 2003, diluted earnings per share calculation as the impact would have been anti-dilutive. The incremental shares associated with stock options, restricted stock and the assumed conversion of the mandatory convertible preferred shares (2002 only) to common shares were excluded from the diluted loss per share calculation for the years ended December 31, 2002 and 2001, as their impact would have been anti-dilutive.